================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            _______________________

                             NYMEX HOLDINGS, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                     None
                                (CUSIP Number)

                               THOMAS J. MURPHY
                   C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
                               3 PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                           TEL. NO.: (203) 629-8600
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                MARCH 14, 2006
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------------                          ---------------------------
                                                                    Page 2 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
                                                                   Page 3 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 82, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
                                                                    Page 4 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
                                                                    Page 5 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

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                                                                    Page 6 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
                                                                    Page 7 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments CDA, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

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                                                                    Page 8 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
                                                                    Page 9 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     8,160,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      8,160,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,160,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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                                                                   Page 10 of 24
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NYMEX Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is One North End Avenue, World Financial Center, New York, NY 10282.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 82, L.P., a Delaware limited partnership ("GAP 82"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAP Coinvestments CDA, L.P., a Delaware limited partnership ("CDA"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 82, GapStar, GAPCO III, GAPCO IV, CDA and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

         GA is the general partner of each of GAP 82 and CDA. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The

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                                                                   Page 11 of 24
---------------------------                          ---------------------------


Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William
O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip
P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). As discussed under Item 4 below, Mr. Ford has been designated by GA to be appointed as a director of the Company. The managing members of GAPCO III and GAPCO IV are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The business address of Mr. Havaldar is 151-152, 15th Floor, Maker Chamber VI, 220 Nariman Point, Mumbai 400 021, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue N.W., Washington D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Fourth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

         None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding

---------------------------                          ---------------------------
                                                                   Page 12 of 24
---------------------------                          ---------------------------


traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 14, 2006 (the "Closing Date"), GAP 82, GAPCO III, GAPCO IV, GapStar, CDA and KG (the "GA Purchasers") subscribed for an aggregate of 8,160,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") from the Company for an aggregate purchase price of $160.0 million.

         The funds to purchase the shares of Preferred Stock were obtained from contributions from partners of GAP 82, CDA and KG, the members of GAPCO III and GAPCO IV and the available capital of GapStar.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Preferred Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

         Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Preferred Stock and the Common Stock.

---------------------------                          ---------------------------
                                                                   Page 13 of 24
---------------------------                          ---------------------------


         Pursuant to the terms of a Stock Purchase Agreement, dated as of November 14, 2005, as amended as of February 10, 2006, among the Company, GAP 82, GAPCO III, GAPCO IV, GapStar and KG (as amended, the "Stock Purchase Agreement"), the Company has agreed to cause to be elected to the board of directors one person designated by the GA Purchasers, who initially was William E. Ford. Otherwise, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, GA, GAP 82, GapStar, GAPCO III, GAPCO IV, CDA, KG and GmbH Management each own of record, no shares of Common Stock, or 0.0%, of the Company's issued and outstanding shares of Common Stock.

         As of the date hereof, GA, GAP 82, GapStar, GAPCO III, GAPCO IV, CDA, KG and GmbH Management each own of record, no shares of Preferred Stock, 7,470,523 shares of Preferred Stock, 122,400 shares of Preferred Stock, 438,762 shares of Preferred Stock, 107,262 shares of Preferred Stock, 4,080 shares of Preferred Stock, 16,973 shares of Preferred Stock and no shares of Preferred Stock, respectively, representing 0.0%, 9.2%, 0.2%, 0.5%, 0.1%, 0.0%, 0.0% and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock on an as converted basis. On the date hereof, each share of Preferred Stock is convertible into one share of Common Stock.

         By virtue of the fact that (i) GA is the general partner of each of GAP 82 and CDA, (ii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, (iii) GA is the sole member of GapStar and (iv) the GA Managing Directors are authorized and

---------------------------                          ---------------------------
                                                                   Page 14 of 24
---------------------------                          ---------------------------


empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 8,160,000 shares of Common Stock on an as converted basis (calculated on the basis of the number of shares of Common Stock which may be acquired by the Reporting Persons within 60 days), as applicable, or 10.0% of the Company's issued and outstanding shares of Common Stock on an as converted basis, as applicable.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 8,160,000 shares of Preferred Stock (and following conversion of any such shares of Preferred Stock, the Common Stock) that may be deemed to be owned beneficially by each of them.

         (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock or Preferred Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e)      Not Applicable.

---------------------------                          ---------------------------
                                                                   Page 15 of 24
---------------------------                          ---------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         As noted above, the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, and GA is authorized and empowered to vote and dispose of the securities held by GAP 82, GapStar and CDA. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock and Preferred Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock and Preferred Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

         As described in Item 3 above, pursuant to the terms of the Stock Purchase Agreement, the GA Purchasers purchased an aggregate of 8,160,000 shares of Preferred Stock, having the rights, privileges and preferences set forth in the Company's Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware. Each share of Preferred Stock is initially convertible, at the option of the holder, into one share of Common Stock (subject to anti-dilution adjustments). The Stock Purchase Agreement further provides that the GA Purchasers will pay the Company $10 million in cash if certain conditions set forth in the Stock Purchase Agreement are met and on or prior to December 31, 2006, the Company completes an initial public offering of its shares of Common Stock at a price per share of Common Stock that is equal to or greater than $24.51.

---------------------------                          ---------------------------
                                                                   Page 16 of 24
---------------------------                          ---------------------------


         If the Company has not completed an initial public offering of its shares of Common Stock on or prior to June 30, 2008, then it will pay the holders of the Preferred Stock the aggregate amount of all unpaid dividends (at an annual rate of 5.5%, compounded quarterly) that have accrued on the shares of Preferred Stock from the Closing Date to June 30, 2008 (the "Base Dividend Payment") no later than September 30, 2008. The Company has the option to pay the Base Dividend Payment in cash or by increasing the number of shares of Common Stock into which the shares of Preferred Stock are convertible. In addition, if the Company has not completed an initial public offering of its shares of Common Stock on or prior to June 30, 2008, then from and after such date, it will pay the holders of the Preferred Stock, a quarterly cash dividend at the annual rate of 5.5%.

         Upon the Company's completion of an initial public offering, all of the shares of Preferred Stock will automatically convert into an equivalent number of shares of Common Stock (subject to anti-dilution adjustments). If on or prior March 14, 2011, the Company has not consummated an initial public offering or a sale, merger or other business combination of the Company or a sale of all or substantially all of its assets, then the holders of the majority of the shares of Preferred Stock will have the right, at their sole option, at any time, to cause the Company to redeem all of the shares of Preferred Stock, in whole but not in part, at a price per share equal to the original purchase price per share of the Preferred Stock plus accrued and unpaid dividends.

         At any time prior to the Company's initial public offering, so long as the GA Purchasers or any of their affiliates own at least 80% of the number of shares of Preferred Stock (including any shares of Common Stock issued or issuable upon conversion of any shares of Preferred Stock) initially acquired by them on the Closing

---------------------------                          ---------------------------
                                                                   Page 17 of 24
---------------------------                          ---------------------------


Date (as appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock dividend, stock distribution or similar event), then the GA Purchasers, voting together as a separate class, will be entitled to designate and elect one director of the Company (who initially was William E. Ford) and designate one non-voting observer to the Company's board of directors. Pursuant to the Investor Rights Agreement (as defined below), following the Company's initial public offering, subject to the same 80% threshold (applied to the shares of Common Stock received by the GA Purchasers on conversion of the shares of Preferred Stock in the Company's initial public offering), the GA Purchasers may nominate one director of the Company, whom the Company's board of directors will unanimously recommend that its stockholders elect to the board of directors, and designate one non-voting observer.

         On the Closing Date, the Company and the GA Purchasers entered into an Investor Rights Agreement, dated as of March 14, 2006 (the "Investor Rights Agreement"), pursuant to which (i) the GA Purchasers agreed not to sell, assign or otherwise transfer any of their shares of the Company's capital stock to any third party without the Company's consent prior to the earlier of June 30, 2008 and the completion of the Company's initial public offering;
(ii) the GA Purchasers agreed to grant the Company a right of first refusal with regard to any shares of capital stock they may wish to transfer to a bona fide third party purchaser any time after June 30, 2008, but prior to the completion of the Company's initial public offering; (iii) the Company agreed that for so long as the GA Purchasers (or any of their affiliates) own at least 80% of the shares of Preferred Stock subscribed for on the Closing Date (including any shares of Common Stock issued or issuable upon conversion of any shares of Preferred Stock), it will nominate to the board of directors, and its board of directors will unanimously

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                                                                   Page 18 of 24
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recommend that its stockholders elect to the board of directors, a nominee designated by the GA Purchasers (who initially was William E. Ford); and (iv) the GA Purchasers agreed to the standstill provisions described below.

         The standstill prohibits the GA Purchasers from engaging in certain activities, including (i) acquiring, announcing an intention to acquire, offering to acquire or entering into any agreement, arrangement or undertaking to acquire, by purchase, exchange or otherwise, any shares of capital stock of the Company if the acquisition would result in the GA Purchasers, together with any investment entity that is an affiliate of the GA Purchasers, owning more than 20% of the voting power of the Company; (ii) until the standstill period expires on March 14, 2011, proposing or announcing an intention to propose any sale transaction involving the Company without the prior approval of the Company's board of directors; or (iii) until the standstill period expires on March 14, 2011, without the prior approval of the Company's board of directors, soliciting stockholders to nominate any person for election as a director or seeking the removal or resignation of any director, except for the one director designated by the GA Purchasers, or otherwise seek to control the board of directors or the management of the Company.

         On the Closing Date, the Company and the GA Purchasers entered into a Registration Rights Agreement, dated as of March 14, 2006 (the "Registration Rights Agreement"), pursuant to which (i) at any time following 180 days after the completion of the Company's initial public offering, the GA Purchasers, as a group, will have two "demand" registration rights for an underwritten offering; (ii) at any time following 180 days after the completion of the Company's initial public offering, the GA Purchasers, as a group, will have customary "piggyback" registration rights, pursuant to which they may

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                                                                   Page 19 of 24
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participate in registrations initiated by the Company or other stockholders of the Company; and (iii) at any time following 180 days after the completion of the Company's initial public offering, the GA Purchasers, as a group, will have the right to require the Company to register their shares of Common Stock on Form S-3 (if the Company is eligible to use Form S-3). In addition, the Registration Rights Agreement provides that the GA Purchasers are subject to the same "lock-up" provisions as the other stockholders of the Company as of the Closing Date. One-third of the GA Purchasers' shares of Common Stock will be subject to such transfer restrictions for 180 days after the Company's initial public offering, one-third of such shares of Common Stock will be subject to such transfer restrictions for 360 days thereafter and one-third of such shares of Common Stock will be subject to such transfer restrictions for 540 days thereafter.

         The foregoing summaries of the Stock Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 2, 3 and 4, which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

              Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

              Exhibit 2: Stock Purchase Agreement, dated as of November 14, 2005, as amended as of February 10, 2006, by and among NYMEX Holdings, Inc., General Atlantic Partners 82, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GapStar, LLC and GAPCO GmbH & Co. KG (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A as filed by the Company with the Securities and Exchange Commission on February 10, 2006).


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                                                                   Page 20 of 24
---------------------------                          ---------------------------


               Exhibit 3: Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on March 17, 2006).

               Exhibit 4: Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on March 17, 2006).





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                                                                   Page 21 of 24
---------------------------                          ---------------------------


                                  SIGNATURES
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2006.



                                        GENERAL ATLANTIC LLC

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GENERAL ATLANTIC PARTNERS 82, L.P.

                                        By:  General Atlantic LLC,
                                             Its general partner

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GAP COINVESTMENTS III, LLC

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Member


                                        GAP COINVESTMENTS IV, LLC

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Member


                                        GAPSTAR, LLC
                                        By:  General Atlantic LLC,
                                             Its sole member

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director

---------------------------                          ---------------------------
                                                                   Page 22 of 24
---------------------------                          ---------------------------



                                        GAP Coinvestments CDA, L.P.
                                        By:     General Atlantic LLC,
                                                Its general partner

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GAPCO GMBH & CO. KG
                                        By:  GAPCO Management GmbH,
                                             Its general partner

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director


                                        GAPCO MANAGEMENT GMBH

                                        By:  /s/ Matthew Nimetz
                                             ---------------------------------
                                             Name:    Matthew Nimetz
                                             Title:   Managing Director